STOCK PURCHASE AGREEMENT	Exhibit 4.4

          THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 12th day of June, 2003 by and among Crystal America, Inc., a company organized under the laws of the State of Delaware (the “Purchaser”), IntraComp Group Incorporated, a corporation organized under the laws of the State of Indiana (the “Company”) and the individuals listed on Schedule A attached hereto (the “Stockholders”) who own, collectively, forty-seven percent (47%) of the issued and outstanding shares of common stock of the Company.

          WHEREAS, Crystal Systems Solutions, Ltd., which is an affiliate of Purchaser and a company organized under the laws of the State of Israel (“Crystal”), Stockholders and the Company are parties to a certain Stock Purchase Agreement dated June 2, 2000, pursuant to which Crystal purchased 52% of the issued and outstanding shares of common stock of the Company from the Stockholders (the “Original Agreement”).  After the closing of the Original Agreement, Crystal purchased additional shares from the Company which increased its total ownership interest in the Company to 53% of the issued and outstanding shares of common stock;

          WHEREAS, the Company engages in the business of using software tools and methodologies to provide software and data migration services to clients, including the migration from certain legacy systems to modern systems, such as Bull migration projects, all as more fully set forth in this Agreement; and

          WHEREAS, the parties hereto wish to provide for the acquisition by the Purchaser of all remaining shares and securities of the Company owned by the Stockholders (the “Acquisition”), and the Stockholders desire to sell such securities to the Purchaser, all in accordance with the terms and conditions set forth in this Agreement.

          NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

          1.          ACQUISITION

                       1.1.          Purchase of Shares from the Stockholders. At the Closing (as that term is defined herein), the Purchaser shall purchase from each Stockholder and each Stockholder shall sell to the Purchaser the number of shares of the Company set forth opposite such Stockholder’s name on Schedule A attached hereto (all such shares purchased hereunder shall equal 47% of the issued and outstanding shares of the Company and are referred to herein as the “Purchased Shares”) for the consideration and upon the terms and conditions hereinafter set forth.

                       1.2.          Payment of Purchase Price to the Stockholders.  In consideration of the sale of the Purchased Shares, the Purchaser shall pay to each Stockholder an amount per share (the “Per Share Consideration”) multiplied by the number of Purchased Shares sold by each such Stockholder.  The Per Share Consideration shall be calculated based upon the cumulative earnings before interest and taxes generated from the Company’s Core Business Segment (as defined below) (the “S-EBIT”) during the three years ending December 31, 2003, December 31, 2004 and December 31, 2005 (the “Three Years S-EBIT”) calculated with adjustments in accordance with Section 1.3.  The term “Company’s Core Business Segment” as used in this Agreement means (i) Bull migration services performed anywhere in the world, including migration services from Bull to other computer platforms; (ii) all add-on business with current and past customers of the Company, and (iii) any new business generated in North America that is not a result of sales leads provided by the Purchaser’s sales force or personnel.

1.2.1. If the Three Years S-EBIT shall be less than or equal to $3,000,000, then the Per Share Consideration shall be equal to (i) 30% of the Three Years S-EBIT; divided by (ii) 333.12 (the number of Purchased Shares).

1.2.2. If the Three Years S-EBIT shall exceed $3,000,000 but be less or equal to $4,000,000, then the Per Share Consideration shall be equal to the quotient obtained by dividing (A) the sum of $900,000 plus 40% of the difference between the Three Years S-EBIT and $3,000,000, by (B) 333.12.

1.2.3. If the Three Years S-EBIT shall exceed $4,000,000 but be less or equal to $5,000,000, then the Per Share Consideration shall be equal to the quotient obtained by dividing (A) the sum of $1,300,000 plus 50% of the difference between the Three Years S-EBIT and $4,000,000 by (B) 333.12.

1.2.4. If the Three Years S-EBIT shall exceed $5,000,000 but be less or equal to $6,000,000, then the Per Share Consideration shall be equal to the quotient obtained by dividing (A) the sum of $2,500,000 plus 60% of the difference between the Three Years S-EBIT and $5,000,000, by (B) 333.12.

1.2.5. If the Three Years S-EBIT shall exceed $6,000,000 then the Per Share Consideration shall be equal to the quotient obtained by dividing (A) the sum of $3,600,000 plus 60% of the difference between the Three Years S-EBIT and $6,000,000, by (B) 333.12.

1.3. Calculation of Three Years S-EBIT.

1.3.1. Support for Three Years S-EBIT. The Company shall deliver to the Purchaser and Stockholders a statement of income of the Company, prepared in accordance with the past practices of the Company (an “Annual Statement”) for the twelve month periods ending December 31, 2003, 2004 and 2005, and an S-EBIT calculation based on each Annual Statement (the “S-EBIT Report”) following the rules and guidelines prescribed in Schedule 1.3 attached hereto. Each Annual Statement and S-EBIT Report shall be delivered to the Purchaser and Stockholders within forty-five (45) days following the end of each year. The sum of the Company’s S-EBIT identified in each S-EBIT Report for 2003, 2004 and 2005 shall be identified in the S-EBIT Report for 2005 (the “Final S-EBIT Report”) and shall equal the Three Years EBIT.

1.3.2. Dispute Related to S-EBIT. In the event the Stockholders acting through Mr. Robert Ruetz as their designated representative (the “Stockholder Representative”), objects to an S-EBIT Report, Stockholder Representative shall provide Purchaser with a written notice of such objection within fifteen (15) business days after receiving the S-EBIT Report (the “S-EBIT Objection”). If no S-EBIT Objection is given within such 15 business day period, the Stockholders shall be deemed to have no objection to the S-EBIT Report for that year, and such report shall be binding on the parties hereto for purposes of calculating the Three Years S-EBIT. The parties shall negotiate in good faith to resolve any disputes related to any S-EBIT Report as promptly as practicable. If the parties are unable to resolve all disputes relating to a S-EBIT Report within 15 calendar days of receipt by Purchaser of a S-EBIT Objection, then the Purchaser and the Stockholder Representative shall each select a nationally recognized certified public accounting firm, which two firms shall together select a third and independent certified public accounting firm (the “Independent Accountant”) to resolve each dispute. The parties shall be entitled to provide the Independent Accountant with supporting documentation in connection with the resolution of each dispute related to the calculation of S-EBIT in a S-EBIT Report. The Independent Accountant shall, within 45 calendar days of its engagement, provide a final and conclusive resolution of all unresolved disputes and shall conform the S-EBIT Report which shall be binding on the parties hereto. The fees and expenses of the Independent Accountant shall be borne in equal parts by the Stockholders, on the one hand, and the Purchaser, on the other hand; provided, however, that if the S-EBIT determined by the Independent Accountant exceeds or is less than the S-EBIT delivered by Purchaser or Stockholders by more than twenty percent (20%), then the fees and expenses of the Independent Accountant shall be borne by Purchaser/Stockholders, as suitable.

          2.          REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS.  The Stockholders each individually represent and warrant that, as of the date hereof:

                       2.1.     Ownership of Stock.     Each Stockholder is the sole record and beneficial owner, free and clear of any lien, claim or encumbrance, of all of the Purchased Shares set forth opposite his or her name on Schedule A hereto.  Upon the sale of the Purchased Shares to the Purchaser, the Purchaser will receive good title to the Purchased Shares, free and clear of all liens, claims or encumbrances and shall be the sole owner of all shares and securities issued by the Company or promised to be issued. Except for certain outstanding debt obligations owed to the Stockholders by Company totaling $493,863 plus accrued interest, there are no options, warrants, rights, contracts, subscriptions, commitments or undertakings of any kind granted to the Stockholders which are currently outstanding related to the purchase or sale of any of the Purchased Shares or other securities of the Company.  The Purchased Shares constitute the entire equity interest of the Stockholders in the Company immediately prior to the Closing. To the best of each Stockholder’s knowledge, no shares, warrants or any other kind of securities or instruments convertible into shares of the Company were promised to, or are held by, any third parties except for the Stockholders and Crystal.

                       2.2.     Consents.     The execution, delivery and performance by the Stockholders of this Agreement and the performance of the transactions contemplated by this Agreement, do not require the authorization, consent, approval, certification, license or order of any third party.  This Agreement constitutes a valid and binding agreement of the Stockholders, enforceable in accordance with its terms.

                       2.3.     Changes in Condition.     To each Stockholder’s best knowledge, since December 31, 2002, the Company has conducted its business only in the ordinary course  consistent with prior practice, and has not since that date: (i) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except current liabilities incurred in the ordinary course of business and consistent with its prior practice, none of which liabilities in any case or in the aggregate, which would have a material adverse effect on the Company’s business, properties, assets, results of operations or financial condition (“Material Adverse Effect”); (ii) mortgaged, pledged or subjected to a lien, charge, security interest or other material encumbrance or restriction on any of its property, business or assets, whether tangible or intangible; (iii) sold, transferred, leased to others or otherwise disposed of any of its assets, canceled or compromised any material debt or claim, or waived or released any right of substantial value, in each case except in the ordinary course of business; (iv) received any notice of termination of any contract, lease or other agreement or suffered any damage, destruction or loss which, in any case or in the aggregate, has had a Material Adverse Effect; (v) made any change in the rate of compensation or direct or indirect remuneration payable, or paid or agreed or orally promised to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay to any shareholder, director, officer of the Company or employee, salesman, distributor or agent of the Company, except in the ordinary course of business and consistent with prior practice; (vi) made any change, entered into agreement or suffered any change, event or condition, which, in any case or in the aggregate, has had or reasonably may be expected to have a Material Adverse Effect, including, without limitation, any change in the Company’s revenues, costs, backlog or relations with its employees, agents, customers, prospects or suppliers.

                       2.4.     Accuracy of Information.     No representation or warranty made by the Stockholders pursuant to this Agreement or in the financial statements of the Company provided to Purchaser, contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein not misleading.

          3.          REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.     The Purchaser represents and warrants to the Stockholders that:

                       3.1.     Organization.  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the necessary power to carry on its business as currently conducted.

                       3.2.     Corporate Power.     The Purchaser has the necessary corporate power to enter into this Agreement and any agreements referenced herein and to carry out its obligations hereunder or thereunder.  The execution and delivery of this Agreement and any other agreement contemplated herein, and the consummation of the transactions contemplated hereby and thereby have been duly authorized, and no other proceedings on the part of the Purchaser are necessary to authorize this Agreement and the consummation of the transactions contemplated hereby and thereby.

                       3.3.     Consents.     The execution, delivery and performance by the Purchaser of this Agreement and the performance of the transactions contemplated by this Agreement, do not require the authorization, consent, approval, certification, license or order of any third party.  This Agreement constitutes a valid and binding agreement of the Purchaser, enforceable in accordance with its terms.

                       3.4.     Accuracy of Information.     No representation or warranty made by the Purchaser pursuant to this Agreement or in the financial statements of the Company provided to Purchaser, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein not misleading.

          4.          PAYMENT OF THE PURCHASE PRICE.

                       4.1.     On August 30, 2004, Purchaser shall deliver to each Stockholder a down payment, in an amount equal to the Per Share Consideration calculated through June 30, 2004, due to each Stockholder in accordance with the terms of Section 1 above (the “Down Payment”).  The Down Payment shall be calculated on the basis of the Company’s S-EBIT accrued from January 1, 2003 through June 30, 2004.  The Company’s S-EBIT shall be calculated in accordance with the guidelines applicable to the Three Years S-EBIT under Section 1.3.  As a condition to an individual Stockholder’s receipt of the Down Payment, such Stockholder must provide Purchaser with a bank guarantee, payable upon Purchaser’s demand, valid through February 28, 2006 (after which time it may automatically be cancelled provided that any amounts due hereunder from each Stockholders to the Purchaser were fully paid), in an amount equal to 75% of his/her Down Payment.  For example, if the Company’s S-EBIT for such period of 18 months is $3,000,000, Purchaser shall pay the Stockholders a total Down Payment in an amount equal to 30% x $3,000,000 and each of the shareholders shall provide Purchaser with a bank guarantee for an amount equal to 75% of the amount of the Down Payment he/she receives.  On February 28, 2006, Purchaser shall deliver to each Stockholder the Per Share Consideration based on the Final S-EBIT Report, multiplied by the number of such Stockholder’s Purchased Shares (for each Stockholder, the “Total Consideration”), less the amount of the Down Payment paid to each Stockholder hereunder.  In the event that the amount of the Down Payment paid to a Stockholder is higher than the Total Consideration due to such Stockholder, the Stockholder shall remit the surplus funds to the Purchaser immediately upon Purchaser’s request.

                       4.2.     Purchaser shall remit payments due to the Stockholders hereunder by delivering either certified or cashier’s checks or immediately available wire transferred funds.

                       4.3.     As a condition to Closing, Stockholders shall have received a guaranty from Crystal (as defined in the recitals to this Agreement) in the form attached hereto as Exhibit A (the “Guaranty”), guaranteeing the full payment by Company of all obligations under the Notes (as defined in Section 5.5 below) and the full payment and performance by Purchaser of all of its obligations under this Agreement, including without limitation all payment obligations under Sections 4.1 and 4.2 of this Agreement.

          5.          ADDITIONAL COVENANTS

                       5.1.     The Purchaser’s Right to Proceed.  If, at the Closing, any Stockholder fails or refuses to deliver to the Purchaser any of the Purchased Shares or is for any reason prevented from doing so, the Purchaser shall have no obligation to consummate the Acquisition (and thus deliver any cash hereunder), but the Purchaser shall have the right to complete the transactions contemplated hereby with the other Stockholders if it elects to do so.

                       5.2.     Regulatory Filings.  The Purchaser and the Stockholders shall take all such actions as shall be reasonably necessary and will file and use their best efforts to have declared effective or approved, all documents and notifications with any regulatory authority reasonably necessary or appropriate, in the opinion of the Purchaser and its counsel and in the opinion of the Stockholders and their counsel, for the consummation of the transactions contemplated hereby, if any.

                       5.3.     Non-Competition. Each Stockholder agrees that, for a period commencing on the signing of this Agreement and ending two years from the later of (a) the date hereof, or (b) the date Stockholder terminates employment or ceases providing services to the Company, such Stockholder shall not (i) own, operate or perform services (as advisor or otherwise) for any person, firm, corporation, business or other organization or enterprise engaged in the business of performing migration/conversion services for clients or selling conversion tools which compete with the services or tools of the Company or Purchaser anywhere within the United States (the “Business”), or (ii) interfere with, disrupt or attempt to disrupt the relationship between the Company, Purchaser or any entity controlled by them, on the one hand, and any of their then existing licensors, licensees, customers, suppliers, employees or consultants, to the extent such relationship relates to the Business, on the other hand. The foregoing shall not derogate from the provisions of each Stockholder pursuant to her or his employment agreement or other agreement with the Company.

5.3.1. It is the desire and intent of the parties that the provisions of this Section 5.3 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular portion of this Section 5.3 shall be adjudicated to be invalid or unenforceable, this Section 5.3 shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of this Section in the particular jurisdiction in which such adjudication is made. If there is a breach or threatened breach of the provisions of this Section 5.3, the Company shall be entitled to seek an injunction restraining any of the Stockholders from such breach. Nothing herein shall be construed as prohibiting the Company or the Purchaser from pursuing any remedies for such breach or threatened breach.

5.3.2. Notwithstanding anything to the contrary contained herein or in any other agreement contemplated herein, the non-competition covenant of the Stockholders shall immediately terminate and be of no force or effect (i) upon a breach of any payment obligation of the Company owed under Section 5.5 hereof or under the Employment Agreement (as defined in Section 7.2 below), or of the Purchaser under this Agreement, provided that the Company or Purchaser (as the case may be) has been given written notice of such breach and fails to cure such breach within ten (10) business days; and (ii) upon the failure of Purchaser to cure any non-payment breach within thirty (30) days after Stockholders provide Purchaser with a notice of such breach. It is hereby clarified, that a dispute over the calculation of S-EBIT shall not be considered a breach of payment obligation, unless the dispute was determined in accordance with Section 1.3.2 above and Purchaser failed to comply with such resolution. The termination of the non-competition covenants hereunder shall not affect any other right or remedy that the Stockholders may have to enforce all terms of this Agreement.

                       5.4.     Board of Directors.  Purchaser hereby agrees to appoint Robert Ruetz to the Board of Directors of Company to serve in such position until, at least, January 1, 2006.  After Closing through January 1, 2006, the Company’s Board of Directors shall consist of three members.  All other Stockholders who are members of the Company’s Board of Directors shall submit their resignation letter at the Closing. After January 1, 2006, the Company’s shareholders shall be entitled to remove or nominate members to the Company’s board of directors at its sole discretion.

                       5.5.     Repayment of Loan.  The Company shall pay each Stockholder all payments of principal and interest under the promissory notes made by Company in favor of each Stockholder dated May, 2001 (collectively, the “Notes”).  Payment will be made as follows:

(i) $275,000 will be paid within seven (7) days following the Closing; and

(ii) Any and all remaining principal and accrued but unpaid interest under the Notes shall be paid in cash, in full, on December 31, 2003. The parties acknowledge that interest will continue to accrue after Closing under the Notes until all principal and interest is paid in full.

Each Stockholder shall receive the percentage of the payments made on account of the Notes hereunder as set forth on Schedule B hereof.

                       5.6.     Intellectual Property Agreements.  Within thirty (30) days after the Closing Date, the Company will cause each employee or consultant of the Company who has not already done so, to enter into an agreement with the Company, which provides that: (i) any intellectual property, whether registered or not, including but not limited to patents, trademarks, service marks or copyrights (including, without limitation, rights of attribution and integrity) and other innovations, intellectual property rights, and applications or registrations therefore (“Intellectual Property”), produced by such employee or consultant within the scope of his or her employment with the Company is the sole property of the Company; (ii) such employee agrees that all software and Intellectual Property that he or she develop as a result of provision of services to the Company shall become the exclusive property of the Company; and (iii) such employee acknowledges that for copyright purposes all such Intellectual Property shall constitute “works made for hire” under applicable law and that if for any reason such Intellectual Property does not qualify as a work made for hire, she or he assign and agree to assign to the Company the copyright(s) therein.

                       5.7.     Amendment of Articles of Incorporation. The parties acknowledge that the Company may file amended Articles of Incorporation with the Indiana Secretary of State after Closing.

                       5.8.     Non-Interference.  During the Three Years S-EBIT period, Purchaser and Crystal agree to refrain from  foiling the Company’s pursuit of business constituting the Core Business Segment and will not directly or indirectly perform bull migration services through any entity other than the Company without the prior consent of Robert Ruetz.

          6.          [Intentionally Omitted].

          7.          CLOSING.

                       7.1.     Closing Date.  The closing of the Acquisition hereunder (the “Closing”), shall take place simultaneously with the execution of this Agreement at the offices of Barnes & Thornburg, 100 North Michigan Street, South Bend, Indiana  46601 on June 12th, 2003, or at such other time and place mutually agreed upon by the Purchaser and the Stockholders (the “Closing Date”).

                       7.2.     Closing Deliveries.  At the Closing, (i) the Stockholders shall deliver to the Purchaser stock certificates representing the Purchased Shares duly endorsed in blank (or with a stock power duly endorsed in blank attached), in proper form for transfer, (ii) Robert Ruetz and the Company shall enter into an employment agreement in a form acceptable to such parties (“Employment Agreement”); and (iii) Purchaser shall cause the Company to make all payments required under Section 5.5(i) hereof.

          8.          [Intentionally Omitted].

          9.          GENERAL PROVISIONS

                       9.1.     Press Release and Public Announcement.  Neither the Company, the Purchaser nor the Stockholders shall issue any press release or make any public announcement relating to the subject matter of this Agreement except as provided herein.  The Purchaser shall consult with the Company and the Stockholders prior to issuing a press release with respect to the subject matter of this Agreement, provided that the Purchaser may make any public disclosure it believes in good faith is required by applicable law or regulations or rules of the NASDAQ Stock Market.

                       9.2.     Entire Agreement.  Except as specifically provided herein, this Agreement and the agreements attached as Exhibits hereto constitute the entire agreement among the parties hereto and supersede any prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they related in any way to the subject matter hereof and thereof. Notwithstanding the foregoing, any representations and/or warranties of the Stockholders made under the Original Agreement, to the extent such representations and/or warranties have not expired, shall not be affected by this Agreement.

                       9.3.     Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns.  No party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that the Purchaser may (i) assign any or all of its rights and interests hereunder to one or more of its affiliates and (ii) designate one or more of its affiliates to perform its obligations hereunder (in any or all of which cases, the Purchaser nonetheless shall remain responsible for the performance of all of its obligations hereunder).

                       9.4.     Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

                       9.5.     Notices.  All notices, requests, demands, claims, and other communications hereunder will be in writing and shall be effective when delivered at the address specified below.  Any notice, request, demand, claim or other communication hereunder shall be given (a) by hand delivery, (b) by registered or certified mail, return receipt requested, postage prepaid or (c) by Federal Express or similar nationally recognized carrier.

If to the Purchaser:	Crystal Systems Solutions Ltd. 8 Maskit Street Herzliya, Israel 46120 Attention: Yael Peretz

If to Stockholders:	c/o Robert R. Ruetz Georgetown Atrium 52303 Emmons Road South Bend, IN 46637

Any party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given until the earlier of: (i) the date it actually is received by the intended recipient, or (ii) the date upon which receipt of confirmation of delivery is documented.  Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

                       9.6.     Governing Law.  This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

                       9.7.     Amendments and Waivers.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the parties hereto.  No waiver by any party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

                       9.8.     Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction; provided, however, that in the event that the terms and conditions of this Agreement are materially altered as a result of this paragraph, the parties hereto will renegotiate the terms and conditions of this Agreement to resolve any inequities.

                       9.9.     Additional Provisions.  All representations and warranties made by any party pursuant to this Agreement shall survive the Closing and remain effective until twelve (12) months after the Closing Date, except that the representations and warranties set forth in Sections 2.1 and 3.2 of this Agreement shall survive until the expiration of the period of the applicable statute of limitations but not less than seven years. The capitalized terms in the schedules and exhibits of this Agreement shall have the same meaning ascribed to them in this Agreement.

                       9.10.     Specific Performance.  Each of the parties acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the parties agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

         IN WITNESS WHEREOF, the Purchaser and the Stockholders have caused this Agreement to be signed, all as of the date first written above.

PURCHASER	COMPANY

CRYSTAL AMERICA, INC.	INTRACOMP GROUP NCORPORATED

By:	By:

Title:	Title:

CRYSTAL	THE STOCKHOLDERS:
(for purposes of Sections 4.3 and 5.8)
By:

Robert R. Ruetz
Tite:

Donald L. Groch

Ruediger W. Kappe

Linda L. Podlin

Gregory J. Podlin

Matthew G. Podlin

Carl R. Shepley

Elaine M. Sizemore

SCHEDULE A

STOCKHOLDERS OF THE COMPANY

	Stockholder	Address	Purchased Shares	Stock Certificates

1.	ROBERT R. RUETZ		109.44	Certificates 21 and 23

2.	DONALD L. GROCH		54.72	Certificates 17 and 24

3.	RUEDIGER W. KAPPE		54.72	Certificates 18 and 25

4.	GERALD B. PODLIN (beneficiaries of estate)

	A. LINDA PODLIN		18.24	Uncertificated - 1/3 from Certificates 19& 26

	B. MATTHEW PODLIN		18.24	Uncertificated - 1/3 from Certificates 19 and 26

	C. GREGORY PODLIN		18.24	Uncertificated - 1/3 from Certificates 19 and 26

5.	CARL R. SHEPLEY		54.72	Certificates 20 and 27

6.	ELAINE M. SIZEMORE		4.8	Certificate No. 22

SCHEDULE B

Repayment of Loan

	Stockholder	Amount payable at the Closing	Percentage of Future Payments for Note to Stockholders

1.	ROBERT R. RUETZ	$90,345.75	32.853%

2.	DONALD L. GROCH	$45,172.87	16.4265%

3.	RUEDIGER W. KAPPE	$45,172.87	16.4265%

4.	GERALD B. PODLIN (c/o of beneficiaries of estate):

	A. MATTHEW PODLIN	$22,586.44	8.21325%

	B. GREGORY PODLIN	$22,586.44	8.21325%

5.	CARL R. SHEPLEY	$45,172.87	16.4265%

6.	ELAINE M. SIZEMORE	$3,962.75	1.441%

Schedule 1.3

1.	S-EBIT (as defined in Section 1.2 of the Agreement) for the calendar years ending December 31, 2003, 2004 and 2005, shall be calculated in accordance with Section 1.3 of the Agreement and this Schedule.

2.	The S-EBIT Reports shall include all expenses incurred applicable to the Company’s Core Business Segment. Since it is expected that the Company shall be generating revenues from new business segments, the Company’s accounting system shall be adapted to handle and report all operating activities, while providing separate reports for these business segments. Certain costs may be allocated between business segments, according to a pre-agreed factor, as long as all relevant costs are allocated, including, but not limited to: salary costs, bonuses, commissions, rent, marketing, G&A etc.

3.	The Company will prepare and provide a copy of the S-EBIT Report to Purchaser and Stockholders within forty-five (45) days following the end of each year during the earn-out period, as well as an S-EBIT Report on or before August 15, 2004 for the Company’s S-EBIT accrued from January 1, 2003 through June 30, 2004.

4.	If, at the end of the 2005 calendar year, the Company did not issue an invoice for work or services performed due to holdback payments or warranty payments, where the customer indicated that such amounts will be paid after the holdback period, the amount payable to the Company for such work or services shall be included in the S-EBIT, after deduction of corresponding expenses and costs related to the relevant work/services (if any). In the event the Company has (a) performed services for a customer and not recognized revenues for such services as of the end of a calendar year, or (b) recognized revenues from a customer for services that have not been provided by the end of a calendar year, or in other related special circumstances, the parties shall negotiate in good faith to determine an equitable increase or decrease to the S-EBIT based on the circumstances involved in each case.

5.	S-EBIT shall not include any allocations of costs or expenses of or from Purchaser or any of its affiliates other than the Company, including without limitation, management fees and corporate overhead expenses. However, it is agreed that the hereby listed types of expenses of or from Purchaser (as defined below in Section 5(vii) for purposes of this Schedule 1.3), to the extent they are related to the Company’s Core Business segment, shall be taken into consideration in the S-EBIT calculation as follows:

(i) To the extent that Purchaser performs services for the Company which are of a type ordinarily purchased by Company in its ordinary course of business and with the approval of Mr. Ruetz, which shall not be unreasonably withheld, the Company shall be charged an allocable portion of the compensation of Purchaser’s employees who perform such services and other direct costs related to those services,

(ii) In the event that Purchaser incurs out-of-pocket expenses on behalf of the Company with the approval of Mr. Ruetz, which shall not be unreasonably withheld, the Company shall be charged for those expenses,

(iii) In the event that billable employees or consultants of Purchaser work on projects of the Company, with the approval of Mr. Ruetz, which shall not be unreasonably withheld, the Company shall be charged with the compensation of such individuals and other direct costs related to the services,

(iv) Any commissions paid to Crystal and/or any of its affiliated companies according to service or finder’s fee commission agreement between the Company and Crystal and/or its affiliates will be charged to the Company, to the extent such commissions are not inconsistent with Section 8 below,

(v) An allocable portion of all bonus payments or commissions paid by the Company to its employees and agents (excluding any amounts paid to Robert Ruetz), shall be an expense of the Company included in the S-EBIT calculation to the extent that the bonus relates to services performed for or on behalf of the Company’s Core Business Segment. For the avoidance of doubt, only portions of bonus payments and commissions that are related to the Company’s Core Business Segment will be taken into account in calculating the S-EBIT.

(vi) All license fees payable to third parties for software used for the purpose of the Company’s Core Business Segment will be charged to the Company when determining the S-EBIT. Any license fees payable to third parties for software not used for the purpose of the Company’s Core Business Segment will not be charged to the Company when determining S-EBIT. In the event that there are license fees payable to the Purchaser for software, the parties agree to negotiate in good faith the amount of such fees, prior to the beginning of the relevant project.

(vii) For the purpose of this Schedule 1.3, the term “Purchaser” includes Crystal America, Inc. and any of its owners or subsidiaries or affiliates which share common ownership.

6.	The parties agree that no portion of interest or principal payments made under the Notes (as defined in Section 5.5 of the Agreement) or under any other intercompany indebtedness, nor any expenses related to Purchaser’s review of any S-EBIT Report shall be a charge of the Company or otherwise reduce S-EBIT.

7.	The expense of payroll, billing and other administrative services provided to the Company by the Purchaser or its affiliates in excess of the cost for which those services could be performed by the Company shall be excluded from S-EBIT.

8.	Gains and losses from the sale, disposition or destruction of assets shall be excluded, including, without limitation, gains and losses from the sale of marketable securities.

9.	Debits or credits classified as extraordinary expenses or gains, in each case determined in accordance with generally accepted accounting principles, shall be excluded from the S-EBIT determination.

10.	S-EBIT shall be increased by non-recurring expenses and decreased by non-recurring gains, in each case determined in accordance with generally accepted accounting principles.

11.	The costs, expenses of and fees related to amending the Company’s articles of incorporation or reincorporating and chartering the Company in a state other than Indiana which are in excess of such costs, expenses or fees that would have been incurred if the Company remained an Indiana corporation shall not be charged to the Company when determining S-EBIT.

12.	No expense related to any modification or amendment to the Commission Agreement, MOU or any other agreement between the Company and Purchaser shall be considered a charge to the benefit, or expense, of the Company when determining S-EBIT, unless such change, modification or agreement is of the type typically made by Company in the ordinary course of its business, consistent with past practices, and is approved by Robert Ruetz and Purchaser which shall not be unreasonably withheld.

13.	An amount equal to 37.5% of all commissions paid by ICG to Purchaser or any other affiliate of Purchaser related to the Barmenia transaction during 2002 shall be added to and increase S-EBIT for 2003 to account for a retroactive reduction of the commission percentage due to Crystal from 8% to 5%. Payments due to Purchaser related to the Barmenia transaction after the year 2002 shall be 5% plus a 3% commission for Mr. Feldhaiem.